CONSENT OF INDEPENDENT AUDITORS
We consent to the use in this Post-Effective Amendment No. 31 to Registration Statement No. 333-80825 on Form N-6 of our report dated March 26, 2013 related to the financial statements of Pacific Life & Annuity Company as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012 (which report expresses an unmodified opinion and includes emphasis-of-matter paragraphs relating to (1) the retrospective adoption of guidance related to a change in accounting for the costs associated with acquiring or renewing insurance contracts and (2) the change in the method of accounting and reporting for deferred policy acquisition costs in 2011), appearing in the Statement of Additional Information, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in the Statement of Additional Information, which is part of such Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Costa Mesa, California
April 19, 2013